UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934


                               Caneum, Inc.
                             (Name of Issuer)


                       Common Stock, par value $.001
                     Options to Purchase Common Stock
                      (Title of Class of Securities)


                                137515 10 2
                              (CUSIP Number)


                              Robert F. Mitro
                            20 East Main Street
                                 Suite 19
                           Los Gatos, CA   95030
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                              April 29, 2003
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of paragraphs 240.13d 1(e), 240.13d 1(f) or 240.13d 1(g), check the following box. [ ]

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CUSIP No.  137515 10 2

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Robert F. Mitro

2.   Check the Appropriate Box if a Member of a Group
     (a) _____
     (b)   X

3.   SEC Use Only

4.   Source of Funds (See Instructions) PF and OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

     Not Applicable

6.   Citizenship or Place of Organization         United States

Number of Shares Beneficially Owned by Each Reporting Person With
     7.   Sole Voting Power           750,000(1)
     8.   Shared Voting Power         420,397(2)
     9.   Sole Dispositive Power      750,000(1)
     10.  Shared Dispositive Power    420,397(2)
     (1) The shares represent shares underlying options. The Reporting Person was granted a total of 750,000 options on August 14, 2003 that vest as follows: (i) one-twelfth (1/12th) immediately; (ii) beginning with the operating quarter ending September 30, 2003, one-twelfth (1/12th) each operating quarter in which the gross revenue for such quarter exceeds the gross revenue of the prior quarter, and/or one-twelfth (1/12th) for each $250,000 in gross revenue generated cumulatively in the aggregate since inception of the company;
     (iii) immediately in the event of a Corporate Transaction, as defined in the 2002 Stock Option/Stock Issuance Plan of the Issuer; and (iv) any unvested options outstanding at December 31, 2006, shall automatically vest at that time. All of the shares obtainable upon exercise of the options are being reported.
     (2) These shares are held in a living trust of which the Reporting Person is trustee.

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,170,397  Calculated as if all options were eligible to be exercised.

12.  Check if the Aggregate Amount in Row 11. Excludes Certain Shares

     Not Applicable

13.  Percent of Class Represented by Amount in Row 11.

     22.7%  Calculated as if all options were eligible to be exercised.

14.  Type of Reporting Person

     IN

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CUSIP No.  137515 10 2

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     The Robert F. Mitro Living Trust dated 4/25/03

2.   Check the Appropriate Box if a Member of a Group
     (a) _____
     (b)   X

3.   SEC Use Only

4.   Source of Funds (See Instructions) OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

     Not Applicable

6.   Citizenship or Place of Organization         California

Number of Shares Beneficially Owned by Each Reporting Person With
     7.   Sole Voting Power              -0-
     8.   Shared Voting Power         420,397(1)
     9.   Sole Dispositive Power         -0-
     10.  Shared Dispositive Power    420,397(1)

     (1) These shares are held in the name of the Reporting Person which is a living trust. The trustee has voting control of the shares.

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     420,397

12.  Check if the Aggregate Amount in Row 11. Excludes Certain Shares

     Not Applicable

13.  Percent of Class Represented by Amount in Row 11.

     9.5%

14.  Type of Reporting Person (See Instructions)

     OO

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Item 1.   Security and Issuer

     Common stock, par value $.001
     Caneum, Inc., a Nevada corporation
     170 Newport Center Drive
     Suite 220
     Newport Beach, CA   92660

Item 2.   Identity and Background

     (a)  Robert F. Mitro
     (b)  20 East Main Street, Suite 19
          Los Gatos, CA   95030
     (c)  Director of Caneum, Inc.
          170 Newport Center Drive
          Suite 220
          Newport Beach, CA   92660
     (d)  No - Not Applicable
     (e)  No - Not Applicable
     (f)  United States


     (a)  The Robert F. Mitro Living Trust dated 4/25/03
     (b)  20 East Main Street, Suite 19
          Los Gatos, CA   95030
     (c)  Not Applicable
     (d)  No - Not Applicable
     (e)  No - Not Applicable
     (f)  California


Item 3.   Source and Amount of Funds or Other Consideration

     Mr. Mitro acquired 225,000 shares of common stock for accepting appointment as a director of the Issuer for a total price of $225 using his personal funds. He also purchased 186,666 shares for an aggregate purchase price of $140,000 in three private offerings by the Issuer using his personal funds. He received 6,049 shares as an annual bonus pursuant to an employment agreement with the Issuer. He received 2,682 shares pursuant to his consulting agreement with the Issuer. All of the shares were subsequently issued in the name of the living trust. Options were granted for performance of Mr. Mitro and will vest potentially on a quarterly basis.

Item 4.   Purpose of Transaction

     The shares of common stock were issued to Mr. Mitro as an investment in the Issuer by Mr. Mitro and for job performance. The options were granted as compensation for performance by Mr. Mitro. Other than additional issuances of stock for performance pursuant to Mr. Mitro's

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consulting agreement with the Issuer, the Reporting Persons have no present plan or proposal which would relate to or would result in any of the events listed below:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
     (e) Any material change in the present capitalization or dividend policy of the Issuer;
     (f) Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;
     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter dealer quotation system of a registered national securities association;
     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
     (j)  Any action similar to any of those enumerated above.


Item 5.   Interest in Securities of the Issuer

     (a) Together the Reporting Persons beneficially own a total of 1,170,397 shares, showing all options as being already vested, representing 22.7%.
     (b) Mr. Mitro has sole voting and dispositive power over 750,000 shares which represent shares underlying options that vest potentially until December 31, 2006. Mr. Mitro was granted a total of 750,000 options on August 14, 2003 that vest as follows:
          (i) one-twelfth (1/12th) immediately; (ii) beginning with the operating quarter ending September 30, 2003, one-twelfth (1/12th) each operating quarter in which the gross revenue for such quarter exceeds the gross revenue of the prior quarter, and/or one-twelfth (1/12th) for each $250,000 in gross revenue generated cumulatively in the aggregate since inception of the company;
          (iii) immediately in the event of a Corporate Transaction, as defined in the 2002 Stock Option/Stock Issuance Plan of the Issuer; and (iv) any unvested options outstanding at December 31, 2006, shall automatically vest at that time. All of the shares obtainable upon exercise of the options are being reported and used in the calculations. Mr. Mitro and the trust share voting and dispositive power over 420,397 shares.

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     (c)  Mr. Mitro purchased 20,000 shares in a private offering of the
          Issuer on January 26, 2005. Mr. Mitro was issued shares for services pursuant to a consulting agreement with the Issuer in March 2005. All of these shares were subsequently issued in the name of the living trust.
     (d)  Not applicable
     (e)  Not applicable


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Not Applicable

Item 7.   Material to Be Filed as Exhibits

     None

                                 Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 17, 2005                   Date:  March 17, 2005

/s/ Robert F.  Mitro                    /s/ Robert F.  Mitro
Robert F. Mitro                         Robert F. Mitro/Trustee
                                        The Robert F. Mitro Living Trust


         Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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